UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70752

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/2025__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Cboe Fixed Income Markets, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__17 State Street, 31st Floor__
                                            (No. and Street)

__New York__	__NY__	__10004__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Casie Harris__	__(913) 815 - 7113__	__charris@cboe.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KPMG LLP__
                              (Name – if individual, state last, first, and middle name)

__1000 Walnut, Suite 1100__	__Kansas City__	__MO__	__64106__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__185__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Casie Harris_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Cboe Fixed Income Markets, LLC_____, as of _12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: *Casie Harris* C5F22E0B36A7494...

Title: Controller

2/25/2026 | 10:12 AM CST

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cboe Fixed Income Markets, LLC

Financial Statement

(With Report of Independent Registered Public Accounting Firm Thereon)

As of December 31, 2025



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Member of
Cboe Fixed Income Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cboe Fixed Income Markets, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2022.

Kansas City, Missouri
February 25, 2026

Cboe Fixed Income Markets, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	1,309,829
Deposits with clearing counterparties		1,250,000
Receivable from affiliate, net		24,474
Other assets		4,478
Total assets	$	2,588,781

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses		52,525
Payable to affiliate, net		70,489
Total liabilities		123,014
Commitments and contingencies (note 7)		
Member's equity:		
Total member's equity		2,465,767
Total liabilities and member's equity	$	2,588,781

See accompanying notes to financial statement.

(1) Nature of Business

Cboe Fixed Income Markets, LLC ("the Company") was formed as a Delaware Limited Liability Company on May 25, 2021. On July 6, 2022, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an indirect, wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"). The primary business activity of the Company is to operate a U.S. Treasury securities trading system for its participants, each of which must be a broker-dealer. The Company is exempt from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii); and: The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception. The Company is also exempt because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions in on-the-run US treasuries on its platform on behalf of its broker-dealer participants, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statement is presented in conformity with generally accepted accounting principles in the United States ("GAAP") as established by the Financial Accounting Standards Board ("FASB"). References to GAAP in these footnotes are to the FASB Accounting Standards Codification ("ASC" or "Codification").

(b) Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

(c) Cash

The Company maintains cash at a financial institution that, at times, may be in excess of the federal insurance limits.

(d) Restricted Cash

The Company maintains cash balances deposited with the clearing counterparties, Mirae Asset Securities (USA) Inc. ("Mirae") and ABN AMRO Clearing USA LLC ("ABN"), used for the clearing of client transactions to satisfy obligations of the Company in accordance with the Clearing Agreements between the Company and the counterparties. The Company is required to maintain a minimum clearing deposit balance of $250,000 with Mirae and $1,000,000 with ABN.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). See Note 4 ("Net Capital Requirements") for more information.

(e) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent.

As the Company is a legal entity that is not subject to tax, there is no allocation of the Parent's income taxes in the Company's financial statement.

(f)   Other assets

Other assets consist of prepaid expenses.

(g)   Share-based payments

The Company participates in a restricted stock unit program allowing associates to acquire shares of the Parent, in which the associates receive Restricted Stock Units ("RSUs"). The Company accounts for these share-based payments as equity-settled.

RSUs entitle the holder to shares of common stock of the Parent upon vesting, typically vest over a three-year period, and vesting accelerates upon death, disability, or the occurrence of a qualified termination following a change in control. Where applicable and permitted, vesting will also accelerate upon a qualified retirement. Where applicable and permitted, qualified retirement eligibility generally occurs once achieving 55 years of age and 10 years of service, although service requirements may vary. The award agreements provide that in the event of a participant's retirement, all unvested outstanding RSUs will continue to vest and be distributed in accordance with the award's original vesting and settlement schedule, even after the applicable retirement date. Retirement eligibility will require, in addition to attaining the age and service requirements, as applicable, submission of 6 months of advance written notice of a retirement, as applicable, and submission, approval, and satisfactory completion of a transition plan. Unvested RSUs will be forfeited if the officer or employee leaves the Company prior to the applicable vesting date, except in limited circumstances. The RSUs have no voting rights but entitle the holder to receive dividend equivalents.

(3) Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The fair value of the Company's financial instruments, including other assets, approximates the carrying value due to their short-term nature.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1. SEC Rule 15c3-1 requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness items, as defined, or $5,000. At December 31, 2025, the Company had net capital of $2,436,815, which was $2,428,614 in excess of its required net capital of $8,201. The ratio of aggregate indebtedness to net capital was 0.05 to 1.

The Company is required by ABN to be in compliance with the net capital requirement described above. The Company is required by Mirae to maintain minimum net capital at or above 120% of the net capital requirement described above.

(5) Related Party Transactions

The Company is a party to a Master Intercompany Services & License Agreement (the "Agreement") with the Parent. Pursuant to this Agreement, certain affiliates of the Parent provide shared services to the Company such as accounting and payroll. The net payable to affiliate was $70,489 as of December 31, 2025. The net receivable from affiliate was $24,474 as of December 31, 2025. The Company settles all activity with the other affiliates through the Parent annually or as needed.

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate a U.S. Treasury securities trading system for its participants. The Company's chief operating decision maker ("CODM") is the President of the Company. The CODM assesses capital adequacy in order to make operational decisions based on excess net capital. See Note 4 ("Net Capital Requirements") for more information.

7) Commitments and Contingencies

As a SEC registered broker-dealer and member of FINRA, the Company is subject to examinations and inspections by the SEC and FINRA. Additionally, from time to time the Company may be involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these examinations, inspections, or other legal proceedings will have a material impact on the financial statement; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

The Company may be exposed to counterparty credit risk in the event that either of the Company's fully disclosed clearing brokers, Mirae or ABN, would fail to perform any of their contractual obligations to the Company. The Company uses ABN and/or Mirae to deliver matched trades to the Depository Trust and Clearing Corporation's ("DTCC") Fixed Income Clearing Corporation ("FICC") Government Securities Division ("GSD") without taking on counterparty risk for those trades. FICC GSD acts as a central counterparty on all U.S. government securities transactions occurring on Cboe Fixed Income and, as such, guarantees clearance and settlement of all matched trades. ABN and Mirae are SEC-registered broker-dealers and members of DTCC's FICC GSD, act as fully disclosed counterparties to both participants (buyer and seller) on any matched orders on the system (resulting in two offsetting trades for the counterparties, respectively). All participants of the platform are required to be registered broker-dealers (or a foreign equivalent) and be either members of FICC GSD or have arrangements to clear all trades at FICC GSD. The Company believes that such potential counterparty credit risk exposure is remote and accordingly, has not recorded any related liability in the financial statement.

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025, through February 25, 2026, which is the date the financial statement was available to be issued.

On February 11, 2026, the Parent contributed $5,000,000 to the Company by way of a cash capital contribution.

In February 2026, ABN reduced the Company's required minimum clearing deposit balance from $1,000,000 to $500,000, after which, they returned $500,000 in cash to the Company on February 11, 2026.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statement or would be required to be recognized in the financial statement as of the year ended December 31, 2025.